UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 FORM 25

                 NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                   REGISTRATION UNDER SECTION 12(b) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                                            Commission File Number: 1-10324


           THE INTERGROUP CORPORATION        NYSE Arca, Inc.*
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(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)


    820 Moraga Drive, Los Angeles, CA 90049    Telephone (310) 889-2500
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(Address, including zip code, and telephone number, including area code, of
Issuer's principal executive offices)


                       Common Stock, $.01 par value
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                    (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ] 17 CFR 240.12d2-2(a)(1)

[ ] 17 CFR 240.12d2-2(a)(2)

[ ] 17 CFR 240.12d2-2(a)(3)

[ ] 17 CFR 240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

* The InterGroup Corporation maintains the principal listing of its Common Stock on the NASDAQ Capital Market and will continue to maintain that listing and its registration on The NASDAQ Stock Market, LLC. This Notification applies only to the voluntary withdrawal of the Company's Common Stock from listing and registration on NYSE Arca, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, The InterGroup Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

     April 11, 2007     By /s/Michael G. Zybala     Asst. Secretary & Counsel
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         Date                 Michael G. Zybala             Title